# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AUGUSTA GOLD CORP., CIK 0001448597
CUSIP: 051276103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Suite 555 - 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1
Date of event which requires filing of this statement: 03/27/2025
Amends the filing with accession number 0001062993-21-002678
Filed by CIK 0001829144
Persons authorized to receive notices and communications: Augusta Investments Inc., Suite 555, 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1, (604) 687-1717; Copy to: Jason K. Brenkert, Dorsey & Whitney LLP, 1400 Wewatta Street, Suite 400, Denver, Colorado (CO), 80202-5549, (303) 629-3445

## Reporting persons
- Augusta Investments Inc. (CIK 0001829144): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: working capital (WC); sole voting power 25,475,888; shared voting power 0; sole dispositive power 25,475,888; shared dispositive power 0; aggregate amount beneficially owned 25,475,888 (29.7% of the class)
  Comment: The percentage used in Item 13 is calculated based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of November 8, 2024.
- Warke Richard W (CIK 0001390411): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 26,275,888; shared voting power 0; sole dispositive power 26,275,888; shared dispositive power 0; aggregate amount beneficially owned 26,275,888 (30.3% of the class)
  Comment: Items 7, 9, and 11 includes 25,475,888 Shares and options exercisable for 800,000 Shares.
  
  The percentage used in Item 13 is based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of November 8, 2024, plus 800,000 options which are beneficially owned by Richard Warke and are included pursuant to Rule 13d-3(d)(1)(i) of the Act.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AUGUSTA GOLD CORP.
Address of issuer's principal executive offices: Suite 555 - 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1
Comment:
This Statement constitutes Amendment No. 16 ("Amendment No. 16") to the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on March 12, 2021 (the "Original Schedule 13D"), as amended through to the date hereof (the "Amended Schedule 13D") with respect to the common stock of Augusta Gold Corp. (the "Issuer"), held by Augusta Investments Inc. ("Augusta Investments") and Richard Warke ("Mr. Warke").

This Schedule 13D supplements, amends and constitutes Amendment No. 18 to the Schedule 13D filed with the Commission by Augusta Investments on October 28, 2020, as amended through to the date hereof.

This Amendment No. 16 amends and supplements the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Augusta Investments acquired the additional 12,500 Shares using $9,859.68 of working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: Augusta Investments acquired the additional 12,500 Shares through open market purchases in the ordinary course of business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(i) Augusta Investments: 25,475,888 shares of Common Stock, 29.7%
(ii) Richard Warke: 26,275,888 shares of Common Stock, 30.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Augusta Investments: 25,475,888 shares of Common Stock, 29.7%
(ii) Richard Warke: 26,275,888 shares of Common Stock, 30.3%
Transactions in the class effected during the past sixty days: See Exhibit 99.2 attached hereto and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On March 27, 2025, Augusta Gold Corp., a Nevada corporation (the "Company"), executed an amended Schedule A (the "Amended Schedule A") to its amended and restated secured promissory note issued to Augusta Investments Inc. on September 13, 2022, as amended and restated on March 27, 2024, and as amended by Amendment Number One dated June 28, 2024, Amendment Number Two on September 20, 2024, and Amendment Number 3 on December 27, 2024 (the "Amended and Restated Note").

The Amended Schedule A evidenced Augusta Investments Inc. loaning the Company an additional $250,000.00 effective as of March 20, 2025, pursuant to the terms and conditions of the Amended and Restated Note (the "Additional Loan"). As amended by the Amended Schedule A, the Amended and Restated Note is for a principal amount of $30,601,339,03.

Outside of adding the Additional Loan to the principal amount of the Amended and Restated Note, the Amended Schedule A did not amend, alter, restate or otherwise change the principal terms and conditions of the Amended and Restated Note as described in Item 1.01 of the Company's Current Reports as filed on September 19, 2022, March 28, 2024, July 5, 2024, October 2, 2024, and December 31, 2024 which disclosure is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.3 - Trading History During Past Sixty Days

## Signatures
- Augusta Investments Inc.: /s/ Richard Warke, Richard W. Warke, President of Augusta Investments Inc. (03/31/2025)
- Warke Richard W: /s/ Richard Warke, Richard W. Warke (03/31/2025)